Exhibit (a)(2)(B)

The independent committee of the Board of Directors of Millicom (Tigo) continues to believe the public cash offers made by Atlas Luxco S.à r.l. significantly undervalue Millicom’s shares and SDRs and reiterates recommendation not to tender

The independent committee of the Board of Directors of Millicom (Tigo) continues to believe the public cash offers made by Atlas Luxco S.a r.l. significantly undervalue Millicom's shares and SDRs and reiterates recommendation not to tender

(issued pursuant to the Swedish Takeover Rules)

On August 2, 2024, Atlas Luxco S.à r.l. announced it has increased the offer price of its public cash offers from USD $24.00 to USD $25.75 per common share and SDR. The independent committee is of the unanimous opinion that the revised offers continue to significantly undervalue Millicom and recommends that shareholders and SDR holders not accept the offers. In evaluating the Offers at the Revised Offer Price, the independent committee conducted an overall assessment as discussed in detail in section 2 below and also considered an updated opinion from Nordea that is described in section 1 below.

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1.	Background

Luxembourg, August 9, 2024 – This statement is made by the independent committee1 (the “Independent Committee”) of the board of directors of Millicom International Cellular S.A. (“Millicom”) pursuant to section II.19 of the Takeover Rules for Nasdaq Stockholm and Nordic Growth Market NGM (the “Takeover Rules”).

On July 1, 2024, Atlas Luxco S.à r.l. (“Atlas”), a subsidiary of Atlas Investissement S.A.S., announced separate but concurrent public offers in Sweden (the “Swedish Offer”) and the United States (the “US Offer”, and together with the Swedish Offer, the “Offers”) to the shareholders of Millicom to tender all of their outstanding common shares in Millicom (the “Common Shares”), including Swedish Depositary Receipts representing Common Shares (with each Swedish Depositary Receipt representing one Common Share) (the “SDRs,” and together with the Common Shares, the “Shares”) to Atlas, for USD 24.00 per Common Share and USD 24.00 per SDR (the “Original Offer Price”). Holders of Common Shares and SDRs are collectively referred to below as “Shareholders”.

On July 15, 2024, the Independent Committee issued a statement in which it unanimously recommended that Shareholders not accept the Offers at the Original Offer Price (the “First Recommendation”). In the First Recommendation, the Independent Committee detailed a number of factors that should be considered by Shareholders when assessing the Offers. Additionally, in support of its recommendation and to provide Shareholders with further information in view of their decision on whether to accept the Offers, in the First Recommendation, the Independent Committee provided an update on Millicom’s long-range plan.

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1 Due to a conflict of interest based on their relationship with Atlas (as defined below), Aude Durand, Maxime Lombardini and Thomas Reynaud have not participated in the Millicom Board’s handling of matters related to the Offers. All such matters have been delegated to and handled by the Independent Committee, which is comprised of the unconflicted members of the Millicom Board, namely Mauricio Ramos (the Chair of the Board), Maria Teresa Arnal, Bruce Churchill, Justine Dimovic, Tomas Eliasson and Blanca Treviño de Vega. Given these circumstances, Section III of the Takeover Rules is applicable to the Swedish Offer.

On August 2, 2024, Atlas revised the Offers to increase the Original Offer Price to $25.75 per Common Share and $25.75 per SDR (with respect to the Swedish Offer, as converted into SEK based on a USD/SEK exchange rate as close to the settlement date of the Swedish Offer as Atlas is able to achieve, the “Revised Offer Price”). Shareholders who have already tendered Shares at the Original Offer Price will automatically benefit from the Revised Offer Price without taking any further action.

All references to the “Offers” below refer to the Offers at the Revised Offer Price and as otherwise amended and supplemented by Atlas since it initially made the Offers on July 1, 2024, including as amended by amendments to the Offer to Purchase (as defined below).

The Offers, at the Revised Offer Price, value the total number of outstanding Shares in Millicom at approximately USD 4.4 billion (currently corresponding to SEK 47.4 billion, converted at USD/SEK exchange rate of 10.70).

The Revised Offer Price (which was announced prior to Millicom’s announcement of its financial results for the second quarter of 2024, as discussed in Section 2 below) represents:

•	A premium of 5.8 per cent compared to the closing SDR price on Nasdaq Stockholm of SEK 258.0 on June 28, 2024, the last full trading day prior to the announcement of the Offers (converted at a USD/SEK exchange rate of 10.60);

•	A premium of 9.8 per cent compared to the closing SDR price on Nasdaq Stockholm of SEK 251.6 on May 22, 2024, the last full trading day prior to Atlas issuing a press release announcing that it was exploring a potential all cash tender offer for the Shares (converted at a USD/SEK exchange rate of 10.73);

•	A premium of 17.6 per cent compared to the volume-weighted average SDR price on Nasdaq Stockholm of 237.2 for the 30-day trading period ending on May 22, 2024, the last full trading day prior to Atlas issuing a press release announcing that it was exploring a potential all cash tender offer for the Shares (converted at USD/SEK exchange rate of 10.83);

•	A premium of 7.1 per cent compared to the volume-weighted average SDR price on Nasdaq Stockholm of SEK 252.7, for the 30-day trading period ending on June 28, 2024, the last full trading day prior to the announcement of the Offers (converted at a USD/SEK exchange rate of 10.51);

•	A premium of 4.9 per cent compared to the closing share price on Nasdaq US of USD 24.55 on June 28, 2024, the last full trading day prior to the announcement of the Offers;

•	A premium of 9.2 per cent compared to the closing share price on Nasdaq US of USD 23.58 on May 22, 2024, the last full trading day prior to Atlas issuing a press release announcing that it was exploring a potential all cash tender offer for the Shares;

•	A premium of 17.2 per cent compared to the volume-weighted average share price on Nasdaq US of USD 21.97 for the 30-day trading period ending on May 22, 2024, the last full trading day prior to Atlas issuing a press release announcing that it was exploring a potential all cash tender offer for the Shares; and

•	A premium of 7.0 per cent compared to the volume-weighted average share price on Nasdaq US of USD 24.07, for the 30-day trading period ending on June 28, 2024, the last full trading day prior to the announcement of the Offers.

According to the offer document for the Offers, as initially made public by Atlas on July 1, 2024 and as later supplemented on July 23, 2024, August 2, 2024 and August 8, 2024 (the “Offer to Purchase”), the initial acceptance period for the Offers commenced on July 1, 2024, and ends on August 16, 2024 (such period, including any extension, the “Offer Period”).

The estimated date of settlement continues to be on or around August 29, 2024. Atlas has reserved the right to extend the Offer Period and to postpone the settlement date.

The completion of the Offers continues to be subject to the following conditions:

1. the Offers being accepted to such extent that Atlas becomes the owner of Shares representing ninety-five (95) per cent or more of the Shares, excluding Shares held in treasury by Millicom;

2. no other party announcing an offer to acquire Shares on terms that are more favorable to the Shareholders than the Offers;

3. with respect to the Offers and completion of the acquisition of Millicom, receipt of all necessary regulatory, governmental or similar clearances, approvals, decisions and other actions from authorities or similar, including from competition authorities, being obtained, in each case on terms which, in Atlas’s opinion, are acceptable;

4. neither the Offers nor the acquisition of Millicom being rendered wholly or partially impossible or significantly impeded as a result of legislation or other regulation, any decision of a court or public authority, or any similar circumstance;

5. no circumstances having occurred which could have a material adverse effect or could reasonably be expected to have a material adverse effect on Millicom’s financial position or operations, including Millicom’s sales, results, liquidity, equity ratio, equity or assets;

6. no information made public by Millicom, or otherwise made available to Atlas by Millicom, being inaccurate, incomplete or misleading, and Millicom having made public all information which should have been made public; and

7. Millicom not taking any action that is likely to impair the prerequisites for making or completing the Offers.

Atlas has reserved the right to withdraw the Offers in the event that it is clear that any of the above conditions are not satisfied or cannot be satisfied. However, with regard to conditions 2 – 7 above, the Offers may only be withdrawn where the non-satisfaction of such condition is of material importance to Atlas’s acquisition of Millicom or if otherwise approved by the Swedish Securities Council (Sw. Aktiemarknadsnämnden). Atlas has undertaken to act reasonably and in good faith in making any such materiality determination, and has stated that specifically with respect to condition 2, Atlas’s determination of favorableness will be based exclusively on the financial terms, likelihood of success of the alternative offer (including with respect to the satisfaction of any related conditions precedent) and whether the board of directors of Millicom has unanimously recommended in favor of the alternative offer.

Atlas has reserved the right to waive, in whole or in part, one, several or all of the conditions to the completion of the Offers set forth above, including, with respect to condition 1 above, to complete the Offers at a lower level of acceptance.

As of August 2, 2024, Atlas, through affiliates, continues to be the largest shareholder of Millicom, and controls approx. 29.17 per cent of the share capital and the total number of votes in Millicom.

For information made available by Millicom or Atlas relating to the Offers, please refer to https://www.millicom.com/investors/public-offer. For information made available by Atlas relating to the Offers, reference is also made to www.atlas-investissement.com/en/offers.

Following Atlas announcing the Revised Offer Price, Nordea Bank Abp, filial i Sverige, Corporate Finance (“Nordea”) was engaged to provide a fairness opinion to the Independent Committee in accordance with the Takeover Rules. Nordea provided an opinion to the Independent Committee dated August 8, 2024 stating that, as of August 8, 2024, and based upon and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken set forth in such opinion, the Revised Offer Price was not fair, from a financial point of view, to the Shareholders (other than Atlas and its affiliates) (the “Updated Opinion”). The Updated Opinion is attached to this statement. Nordea provided the Updated Opinion solely for the information and assistance of the Independent Committee in connection with its consideration of the Offers. Nordea’s Updated Opinion does not constitute a recommendation to any Shareholder as to whether or not the Shareholders should accept the Offers or any other matter. In exchange for providing the Updated Opinion, Nordea will receive a fixed fee which became payable upon delivery of the Updated Opinion and is payable whether or not the Offers are completed and is not contingent upon the Revised Offer Price or the level of acceptance of the Offers by the Shareholders. Nordea is considered to be independent as defined in the Takeover Rules.

Goldman Sachs International and Morgan Stanley & Co. International plc are acting as financial advisors to Millicom.

Davis Polk & Wardwell LLP, Nord Advokater and Advokatfirman Lindahl and Hogan Lovells (Luxembourg) LLP are acting as legal advisors to the Independent Committee and Millicom in relation to the Offers.

2.	The Independent Committee’s statement on the Offers

The Independent Committee has evaluated the Offers at the Revised Offer Price in accordance with the provisions of the Takeover Rules.

IN SUMMARY, FOR THE REASONS SET FORTH BELOW, THE INDEPENDENT COMMITTEE CONTINUES TO UNANIMOUSLY RECOMMEND THAT THE SHAREHOLDERS NOT ACCEPT THE OFFERS AND NOT TENDER THEIR SHARES PURSUANT TO THE OFFERS, EVEN AT THE REVISED OFFER PRICE.

In evaluating the Offers at the Revised Offer Price, the Independent Committee conducted an overall assessment and reviewed, considered and evaluated a significant amount of information and factors, including potential benefits, detriments and implications of the Offers, including at the Revised Offer Price, to Millicom and the Shareholders, consistent with the overall assessment described in the First Recommendation.

For, inter alia, all of the reasons set forth in the First Recommendation (which continue to support the Independent Committee’s recommendation with respect to the Offers at the Revised Offer Price in this statement), the Independent Committee continues to believe that the Offers, even at the Revised Offer Price, significantly undervalue Millicom.

The Independent Committee’s review of the Revised Offer Price also took into account Millicom’s strong financial results for the second quarter of 2024, as publicly announced on August 2, 2024. Among other highlights, Millicom’s Revenue, EBITDA and Operating cash flow in the second quarter of 2024 grew 4.7%, 23.1% and 50.2%, respectively, year-over-year. Equity free cash flow2 for the quarter was $268 million and Leverage3 as of the end of the quarter decreased to 2.77x as of June 30, 2024 from 3.10x as of March 31, 2024. Accordingly, the results reiterated Millicom’s significantly increased Equity free cash flow2 generation and supported previously announced expectations that Millicom’s Equity free cash flow2 for full year 2024 is expected to be above $600 million (excluding proceeds for the previously-announced tower sale in Colombia) and that Millicom’s Leverage3 is expected to near 2.5x at year-end 2024.

In addition to the updated premia calculations set forth in Section 1 above based on the Revised Offer Price, with respect to certain trading multiples and control premia calculations set forth in the First Recommendation:

•	the Revised Offer Price continues to be well below trading multiples for comparable listed companies:

o	while the latest average enterprise value to 2024 concensus operating cash flow multiple of Millicom’s Trading Peers[4] is 7.8x, the Revised Offer Price represents, as of August 1, 2024, a 40.4% discount to the price per Share implied by applying the same multiple to Millicom;[5] and

o	while the latest average 2024 concensus Equity free cash flow yield of Millicom’s Trading Peers is 9.3%, the Revised Offer Price represents, as of August 1, 2024, a 33.3% discount to the price per Share implied by applying the same yield to Millicom;[5] and

•	the latest average control premia to undisturbed prices observed in all-cash technology, media, and telecommunications transactions involving targets that are considered to be large publicly listed companies in the United States and Europe over the past 15 years range between 17.4% and 46.4% (as described in the First Recommendation), while the Revised Offer Price represents a limited premium of 9.2 per cent compared to the closing price on Nasdaq US of $23.58 (or 9.8% to the closing price on Nasdaq Stockholm of SEK 251.6 per SDR, converted at a USD/SEK exchange rate of 10.73) on May 22, 2024, the last full trading day prior to Atlas issuing a press release announcing that it was exploring a potential all cash tender offer for the Shares.

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2 Equity free cash flow is a non-IFRS measure. Equity free cash flow is defined as Operating free cash flow (as defined below), less finance charges paid (net), lease interest payments, lease principal repayments, and advances for dividends to non-controlling interests, plus cash repatriation from joint ventures and associates. Operating free cash flow is defined as EBITDA, less cash capex, less spectrum paid, working capital and other non-cash items, and taxes paid. EBITDA is defined as operating profit excluding impairment losses, depreciation and amortization, and gains/losses on fixed asset disposals. Cash Capex is defined as the cash spent in relation to capital expenditure, excluding spectrum and licenses costs.

3 Leverage is defined as the ratio of Net debt over LTM (last twelve month) EBITDAaL, pro forma for acquisitions made during the last twelve months. Calculations of Leverage in this statement assume that no capital allocation activities or transactions, including distributions of dividends, share repurchases, strategic transactions or similar activities or transactions, have been undertaken by Millicom in the relevant period(s). Net debt is defined as Debt and financial liabilities, including derivative instruments (assets and liabilities), less cash and pledged and time deposits. EBITDA after Leases (EBITDAaL) is defined as EBITDA after lease interest expense and depreciation charge.

4 “Trading Peers” include: Liberty Latin America Ltd. (LILA), America Movil S.A.B. de C.V. (AMX), Telefonica Brasil S.A. (VIVT3), and TIM Brasil Serviços e Participações S.A. (TIMS3).

5 Comparable multiples and yields are calculated on a proportionate basis, i.e., accounting for Operating cash flow and Equity free cash flow as per Millicom’s definitions at each subsidiary level and adding it pro rata to Millicom’s ownership in each subsidiary. Operating cash flow is defined as EBITDA less Capex. Capex is defined as balance sheet capital expenditure excluding spectrum and license costs and lease capitalizations.

The Independent Committee also considered the Updated Opinion from Nordea stating that, as of August 8, 2024, and based upon and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken set forth in the Updated Opinion, the Revised Offer Price was not fair, from a financial point of view, for the Shareholders (other than Atlas and its affiliates). The full text of the Updated Opinion of Nordea, dated August 8, 2024, which sets forth the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken in connection with such Updated Opinion, is attached to this statement. For further details on Nordea’s Updated Opinion, please see section 1 of this statement.

IN LIGHT OF THE FOREGOING, THE INDEPENDENT COMMITTEE CONTINUES TO UNANIMOUSLY RECOMMEND THAT THE SHAREHOLDERS NOT ACCEPT THE OFFERS AND NOT TENDER THEIR SHARES PURSUANT TO THE OFFERS, EVEN AT THE REVISED OFFER PRICE.

3.	Impact on Millicom and its employees

The Independent Committee’s view regarding the impact the Offers will have on employees and employment, as set forth in the First Recommendation, has not changed as a result of the Revised Offer Price.

Regulatory Statement; governing law

Certain information contained in this release was prior to this release inside information and is information that Millicom is obliged to make public pursuant to the EU Market Abuse Regulation. This information was submitted for publication, through the agency of the contact person set out below, at 2:00 pm CET on August 9, 2024.

This statement shall be governed by and construed in accordance with substantive Swedish law. Any dispute arising out of or in connection with this statement shall be settled exclusively by Swedish courts, and the District Court of Stockholm shall be the court of first instance.

US Schedule 14D-9 statement amendment

Following the issuance of this statement as a press release, Millicom will file a Schedule 14D-9/A with the US Securities and Exchange Commission, in which the Independent Committee continues to unanimously recommend that Shareholders not accept the Offers and not tender their Shares pursuant to the Offers, even at the Revised Offer Price.

Use of Non-IFRS Terms

This statement contains financial measures that are not prepared in accordance with IFRS. These measures are referred to as “non-IFRS” measures, and they are not uniformly or legally defined financial measures. Non-IFRS measures are not substitutes for IFRS measures in assessing Millicom’s overall operating performance. Because non-IFRS measures are not determined in accordance with IFRS, and are susceptible to varying calculations, non-IFRS measures may not be comparable to other similarly titled measures presented by other companies.

Millicom does not reconcile its forward-looking non-IFRS financial measures to the nearest equivalent IFRS measures because such reconciliations are not available without unreasonable efforts, including due to the difficulty in making accurate forecasts and projections and/or certain information not being ascertainable or accessible.

Non-IFRS measures are included in this statement because they are used by Millicom’s management, and Millicom believes they provide investors with additional background for the analysis of certain information set forth in this statement. Millicom’s management uses non-IFRS measures to make operating decisions, as they facilitate additional internal comparisons of Millicom’s performance to historical results, and provides them to investors for additional insight into Millicom’s operating performance.

Non-IFRS measures have limitations as analytical tools. The non-IFRS measures used by Millicom may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies. In addition, non-IFRS measures should not be considered in isolation as a substitute for, or as superior to, financial measures calculated in accordance with IFRS. Millicom’s financial results calculated in accordance with IFRS and reconciliations to those financial statements should be carefully evaluated.

-END-

For further information, please contact:

Press:	Investors:
Sofía Corral, Communications Director press@millicom.com	Michel Morin, VP Investor Relations investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of fixed and mobile telecommunications services in Latin America. Through our TIGO® and Tigo Business® brands, we provide a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, high-speed data, voice, and business-to-business solutions such as cloud and security. As of June 30, 2024, Millicom, including its Honduras Joint Venture, employed approximately 15,000 people and provided mobile and fiber-cable services through its digital highways to more than 45 million customers, with a fiber-cable footprint of about 14 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg.

Independent Committee of the Board of Directors
Millicom International Cellular S.A.
2, Rue du Fort Bourbon

L-1249 Luxembourg

Grand Duchy of Luxembourg

Stockholm, 8 August 2024

The Independent Committee (the “Independent Committee”) of the Board of Directors of Millicom International Cellular S.A. (“Millicom”) is evaluating the separate but concurrent public offers in Sweden (the “Swedish Offer”) and the United States (the “US Offer” and, together with the Swedish Offer, the “Offers”) made by Atlas Luxco S.à r.l. (the “Bidder”) to purchase all the outstanding common shares with a par value of USD 1.50 per share (“Common Shares”) and Swedish Depository Receipts representing Common Shares (“SDRs”) of Millicom that are not already owned by the Bidder or its affiliates. On 2 August 2024, the Bidder announced increases in the price of the Offers to USD 25.75 in cash per Common Share and per SDR (the “Revised Offer Price”). The full terms and conditions of the Offers are set out in the offer to purchase (the “Offer to Purchase”) (and, for the US Offer, the accompanying letter of transmittal (together with the Offer to Purchase, the “Offer Documents”)) dated 1 July 2024 (as amended and supplemented) and filed by the Bidder and certain of its affiliates with the Securities and Exchange Commission. According to the terms of the Offers, the Revised Offer Price per SDR in SEK that will be paid to the holders of SDRs will be set based on the USD/SEK exchange rate as close to the settlement date as the Bidder is able to achieve.

Nordea Bank Abp, filial i Sverige, Corporate Finance (“Nordea”) has been requested by the Independent Committee to provide an opinion in accordance with the Swedish Takeover Rules for Nasdaq Stockholm and Nordic Growth Market NGM (the “Swedish Takeover Rules”) as to whether the Revised Offer Price is fair, from a financial point of view, for the holders of Common Shares and SDRs (other than the Bidder and its affiliates).

As a basis for this opinion, Nordea has considered:

I.	certain historical business and financial information relating to Millicom, including annual reports and interim reports;

II.	certain financial projections for Millicom prepared by the management of Millicom and approved for our use by the Independent Committee;

III.	certain information from the management of Millicom regarding Millicom’s business, operations and prospects, including historical development, cost structure, strategy, management, financial position, investments and future financial prospects;

IV.	certain financial projections for Millicom contained in certain securities analysts’ research reports;

V.	certain public information regarding Millicom that Nordea considered to be relevant, including historical Common Share and SDR prices and trading volumes;

Nordea Bank Abp, filial i Sverige | Smålandsgatan 17 | SE-105 71 Stockholm | Sweden | reg.no. 516411-1683

Nordea Bank Abp, a public limited liability company, Helsinki, Finland, Business ID 2858394-9, is under supervision of the Finnish Financial Supervisory Authority (Finanssivalvonta) and the European Central Bank in cooperation with the Swedish Financial Supervisory Authority (Finansinspektionen).

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VI.	certain information from external sources regarding the businesses of other companies which Nordea considered to be relevant in evaluating those of Millicom and certain other transactions which Nordea considered relevant in evaluating the Offers;

VII.	the Offer Documents, as amended and supplemented; and

VIII.	such other information as Nordea deemed necessary or appropriate as a basis for this opinion.

The information on which this opinion is based has been obtained from publicly available sources or furnished to Nordea by Millicom or its representatives for the purposes of this opinion. Nordea has relied upon the accuracy and completeness of such information without performing any independent verification. Nordea has assumed, with the Independent Committee’s consent, that Millicom is not aware of any facts or circumstances that would make such information inaccurate, inadequate or misleading in any way meaningful to Nordea’s analysis. Nordea has not conducted an independent valuation of Millicom’s assets and liabilities.

Nordea is not a legal, regulatory, tax or accounting expert and has relied on the assessment made by Millicom and its other advisers with respect to any such issues.

With respect to financial forecasts and other forward-looking information presented to Nordea by the management of Millicom, Nordea has assumed, with the Independent Committee’s consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgements as to the future financial and other performance of Millicom without Nordea performing any independent assessment thereof.

This opinion is based on current market conditions, economic, financial and other circumstances and the information obtained by or provided to Nordea up to and including the date of this opinion. Events or circumstances occurring or becoming known after the date of this opinion may render this opinion obsolete. Nordea assumes no obligation to update or revise this opinion to reflect such events or circumstances.

Without prejudice to the generality of the foregoing, this opinion is given as of the date hereof and does not take into account the impact of any movement in the USD/SEK exchange rate following the date hereof on the value of the SEK equivalent of the Revised Offer Price to be received by holders of SDRs upon the completion of the Offers.

This opinion does not address the relative merits of the Offers as compared to any alternative business transactions available to Millicom or any other investment opportunities available to the holders of Common Shares and SDRs. Furthermore, this opinion does not constitute a recommendation to any holder of Common Shares or SDRs as to whether or not the holders of Common Shares and SDRs should accept the Offers or any other matter.

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Based on and subject to the foregoing, it is Nordea’s opinion that, as of the date of this opinion, the Revised Offer Price is not fair, from a financial point of view, for the holders of Common Shares and SDRs (other than the Bidder and its affiliates).

Nordea will receive a fixed fee for its services upon delivery of this opinion as well as cost reimbursement of certain expenses, including legal fees. No part of the fee to Nordea is contingent upon or related to the size of the Revised Offer Price or whether the Offers are completed or not. Millicom has also agreed to indemnify Nordea against certain liabilities that may arise out of its engagement. Moreover, Nordea and its affiliates have provided and may in the future provide certain investment banking, commercial banking, financial advisory and other services unrelated to the Offers to Millicom, the Bidder and their respective affiliates and have received or may receive customary fees for such services, including without limitation in connection with its engagement as Joint Global Coordinator, Joint Bookrunner and underwriter in connection with Millicom’s Rights Offering in June 2022 and providing a fairness opinion in connection with the Offers in July 2024. In addition, the Nordea group may in the ordinary course of its trading, brokerage and investment management activities, on its own behalf or on behalf of other parties, trade or take positions in securities directly or indirectly affected by the Offers.

This opinion is provided solely for the benefit of the Independent Committee in connection with the Offers and in accordance with and subject to the limitations set out in the engagement letter between Millicom and Nordea, and may not be used for any other purpose, except as specifically set out in the engagement letter. This opinion may not, in whole or in part, be published, publicly referred to, summarised or disclosed to or used by any other party, nor may any public reference to Nordea be made, without Nordea’s prior written consent, except as specifically set out in the engagement letter. This opinion is not addressed to and may not be relied upon by any third party including, without limitation, creditors, shareholders and SDR holders of Millicom.

This opinion is being provided under, and solely for purposes of, the Swedish Takeover Rules and has been prepared following customary Swedish standards and processes, which may differ from those customarily followed in the United States or elsewhere. This opinion shall be governed by and construed in accordance with substantive Swedish law. Swedish courts exclusively shall settle any dispute, controversy or claim relating to this opinion.

NORDEA BANK ABP, FILIAL I SVERIGE

Corporate Finance

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